                                                                    UNITED STATES

OMB APPROVAL
SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549 FORM 12b-25	OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response……2.50

                                                   NOTIFICATION OF LATE FILING

SEC FILE NUMBER

(Check one): [ ]Form 10-K [ ]Form 20-F [X]Form 11-K [ ]Form 10-Q [ ]Form N-SAR	CUSIP NUMBER

For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-K
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:_____________________________

Read Instruction (on back page) Before Preparing Form.   Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Syncor International Corporation
Full Name of Registrant

Former Name if Applicable

6464 Canoga Avenue
Address of Principal Executive Office (Street and Number)

Woodland Hills, CA 91367
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The completion of the audit of the Syncor International Corporation Employees’ Savings and Stock Ownership Plan (the "Plan") for the fiscal year ended December 31, 2001 will be delayed because the Plan’s trustee for 2001, North Star ESOP & Fiduciary Services, and T. Rowe Price, the recordkeeper for the Plan, are still finalizng the reconciliation of released shares as of December 31, 2001 within the ESSOP sub-accounts.  North Star has informed Syncor that it expects to have everything balanced by July 8, 2002. As a result, Syncor’s independent auditors, KPMG LLP, has informed us that it cannot complete the audit in time for Syncor to file the Form 11-K by July 1, 2002.

A copy of the letter from North Star explaining the problem is attached as Exhibit A.  A copy of the letter from KPMG LLP explaining why it cannot complete its audit before July 1, 2002 is attached as Exhibit B.

SEC 1344 (02-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

William P. Forster	(818)	737-4699
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section  30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  [X] Yes  [   ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[   ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SYNCOR INTERNATIONAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 27, 2002	By /s/William P. Forster
William P. Forster
Sr. Vice President & CFO

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sec. 232.201 or Sec. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec. 232.13(b) of this chapter).

Exhibit A

[NORTH STAR ESOP & FIDUCIARY SERVICES LETTERHEAD]

June 26, 2002

Syncor International Corporation

Mr. Ed Burgos

6464 Canoga Avenue

Woodland Hills, CA 91367

Re:  Syncor International Corporation ESSOP

Dear Mr. Burgos:

Pursuant to our conversation I am writing this letter to inform you that T. Rowe Price, the recordkeeper for this plan and NorthStar Trust Company, trustee are still finalizing the reconciliation of released shares as of 12/31/01 within the ESSOP sub-accounts.  We expect to have everything balanced within the next two weeks.

Sincerely,

/s/Anne C. Umlauf

   Anne C. Umlauf

   Assistant Vice President

Exhibit B

[KPMG LETTERHEAD]

355 South Grand Avenue	Telephone 213 972 4000
Suite 2000	Fax 213 622 1217
Los Angeles, California 90071-1568

June 26, 2002

Mr. Ed Burgos

Syncor International Corporation

6464 Canoga Avenue

Woodland Hills, California 91367

Dear Ed:

This is to confirm our understanding regarding the timing of our audit procedures related to Syncor International Corporation Employees' Savings and Stock Ownership Plan (the Plan).  As of the date of this letter, we have not received certain supporting documents required to complete our audit of the Plan.  We anticipate receiving such documentation within the next two weeks from your service provider, therefore we are not able to complete our procedures and issue our report prior to the filing deadline of June 29, 2002 for the Form 11-K.  Based on the aforementioned, we recommend that you file for an extension of time with the Securities and Exchange Commission.

Very truly yours,

KPMG LLP

/s/Michael E. Flynn

    Michael E. Flynn

    Partner

cc:  Kenneth B. Janeski